UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Zion Peaks, Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    4/24/2025

Physical Address of Issuer:

433 W Ascension Way, Suite 300, Murray, UT 84123, United States

Website of Issuer: http://investors.beyond.com/resources/beyond-token-offerings

Is there a Co-Issuer? __ Yes ___X_____ No

Name of Co-Issuer:
None

Legal status of Co-Issuer:

    Form:

    N/A

    Jurisdiction of Incorporation/Organization:

    N/A

Date of Organization:

     N/A

Physical Address of Co-Issuer:

N/A

Website of Co-Issuer:

N/A

Current Number of Employees:

0

	Most recent fiscal year-end (2025) (Unaudited)	Prior fiscal year-end (2024) (Unaudited)
Total Assets	$7,467,432	$0
Cash & Cash Equivalents	$350,961	$0
Accounts Receivable	$16,471	$0
Current Liabilities	$152,082	$0
Long-Term Liabilities	$0	$0
Revenues/Sales	$15,471	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$11,634	$0

TABLE OF CONTENTS


April 30, 2026

Zion Peaks, Inc.


This Form C-AR (including the cover page and all exhibits attached hereto, the **"Form C-AR")** is being furnished by Commercial Strategies Inc. **(the "Company," "we," "us,"** or **"our")** for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission **("SEC"** or **"Commission").**

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC docs not pass upon the accuracy or completeness of any disclosure document or 1.iterature. The Company is filing this Form C-AR pursuant to Regulation CF(§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://investors.beyond.com/resources/beyond-token-offerings no later than 120 clays after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Ruic 202(b) of Regulation CF(§ 227.202(b)) by (I) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of the securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.


The date of this Form C-AR is April 30, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or any other materials supplied herewith except as may be required by law.


CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS


This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

Neither the Company, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Zion Peaks, Inc.
(Issuer)

By: /s/ Leah Putnam
(Signature)

Leah Putnam
(Name)

President (Principal Executive, Financial and Accounting Officer) and Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Melissa Smith
(Signature)

Melissa Smith
(Name)

Secretary and Director
(Title)

April 30, 2026
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and/or at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 30, 2026

Zion Peaks, Inc.

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Zion Peaks, Inc. is a subsidiary of Bed Bath & Beyond, Inc. (formerly known as Beyond, Inc.), which holds 100% of the voting power of the Company's securities. The Company owns certain U.S. trademark registrations related to the buybuy BABY brand, the use of which the Company has licensed back to Bed Bath & Beyond, Inc. in exchange for the payment of an annual royalty fee and the reimbursement of certain expenses. The Company intends to engage periodically in offerings under Regulation CF, through which the Company plans to build communities of investors who will become social cheerleaders for, and loyal customers of, the buybuy BABY brand.

The Company, a Delaware corporation, was incorporated on September 7, 2023. The Company is headquartered at 433 W Ascension Way, Suite 300 Murray, UT 84123.

The Company's website is http://investors.beyond.com/resources/beyond-token-offerings.

Our website is included in this Form C-AR solely as an inactive textual reference. The information contained on or that can be accessed through our website is not incorporated by reference into this Form C-AR, and you should not consider such information to be a part of this Form C-AR.

DIRECTORS AND OFFICERS

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Leah Putnam	President and Director	Chief Accounting Officer, Bed Bath & Beyond, Inc. (March 2025 – present)* Vice President of Finance and Controller, Bed Bath & Beyond, Inc. (February 2024 – March 2025)* Vice President of Financial Planning and Analysis and Senior Director of Financial Planning Analysis, Bed Bath & Beyond, Inc. (August 2020 – February 2024)**	MBA, Robert Morris University B.A. in Accounting, Washington & Jefferson College
Melissa Smith	Secretary and Director	General Counsel and Corporate Secretary, Bed Bath & Beyond, Inc. (April 2025 – present)* General Counsel, ZAGG, Inc. (February 2024 – April 2025) Deputy General Counsel, Global Litigation and Intellectual Property, SmileDirectClub (April 2023 – February 2024) Senior Associate General Counsel, Global Intellectual Property, SmileDirectClub (January 2022 – April 2023)	J.D., University of Tennessee College of Law B.A. in Psychology, Lipscomb University

*Prior to August, 2025, Bed Bath & Beyond, Inc. operated as Beyond, Inc.

**Prior to October, 2023, Beyond, Inc. operated as Overstock.com, Inc.

Biographical Information

<u>Leah Putnam</u>: Leah Putnam has served as the President of the Company and as a member of the Company's board of directors since March 2025. Ms. Putnam has served as the Chief Accounting Officer of Bed Bath & Beyond, Inc. (formerly known as "Beyond, Inc.") since March 2025, and previously served as Bed Bath & Beyond, Inc.'s Vice President of Finance and Controller from February 2024 to March 2025. Ms. Putnam also served as the Vice President of Financial Planning and Analysis and Senior Director of Financial Planning Analysis of Bed Bath & Beyond, Inc. from August 2020 to February 2024. Prior to joining Bed Bath & Beyond, Inc., Ms. Putnam held several corporate finance, financial systems and data governance roles at The Hertz Corporation from 2018 to 2020. Ms. Putnam received an MBA with a concentration in finance from Robert Morris University, and a B.A. in Accounting from Washington & Jefferson College.

<u>Melissa Smith</u>: Melissa Smith has served as the Secretary of the Company and as a member of the Company's board of directors since April 2025. Ms. Smith has served as the General Counsel and Corporate Secretary of Bed Bath & Beyond, Inc. since April 2025. Prior to joining Bed Bath & Beyond, Inc., Ms. Smith served as the General Counsel of ZAGG, Inc., a creator of accessories for mobile devices, from February 2024 to April 2025. Ms. Smith also previously held several legal positions at SmileDirectClub from July 2019 to February 2024, including Deputy General Counsel, Global Litigation and Intellectual Property from April 2023 to February 2024, and Senior Associate General Counsel, Global Intellectual Property from January 2022 to April 2023. Prior to joining SmileDirectClub, Ms. Smith was a partner at Stites & Harbison, PLLC. Ms. Smith received a J.D. from the University of Tennessee College of Law and a B.A. in Psychology from Lipscomb University.

Indemnification

The Company's Amended and Restated Certificate of Incorporation provides that the Company shall, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as the same may be amended and supplemented from time to time, indemnify and advance expenses to (i) the Company's directors and officers, and (ii) any person who at the request of the Company is or was serving as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section as amended or supplemented (or any successor). The Company, by action of its board of directors, may provide indemnification or advance expenses to employees and agents of the Company or other persons only on such terms and conditions and to the extent determined by the board of directors in its sole and absolute discretion. In addition, the Bylaws of the Company provide that, except with respect to proceedings to enforce rights to indemnification, the Company shall indemnity any director, officer or other person referred to above in connection with a proceeding (or part thereof) initiated by such director, officer or other person only if such proceeding (or part thereof) was authorized by the Company's board of directors.

The Amended and Restated Certificate of Incorporation of the Company also provides, pursuant to Section 102(b)(7) of the Delaware General Corporation Law, that no director or officer of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer except to the extent that such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as in effect at the time such liability or limitation thereof is determined. The Company's Amended and Restated Certificate of Incorporation further provides that if the Delaware General Corporation Law is amended in the future to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of the directors or officers of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

BUSINESS

Description of the Business and Business Plan

The Company was incorporated in April 2025. Prior to the Offering and the transactions with Bed Bath & Beyond, Inc. described elsewhere in this Annual Report, the Company had no significant financial activity or operations.

In May 2025, the Company entered into a Trademark Assignment Agreement with Bed Bath & Beyond, Inc. (as may be amended from time to time, the "**Trademark Assignment Agreement**"), pursuant to which Bed Bath & Beyond, Inc. assigned to the Company all of its right, title and interest in and to certain buybuy BABY-formative trademarks (the "**Assigned Trademarks**") registered in the United States Patent and Trademark Office ("**USPTO**") and other international trademark offices. The Company and Bed Bath & Beyond, Inc. also entered into that certain Exclusive Trademark License Agreement (as may be amended from time to time, the "**Trademark License Agreement**"), pursuant to which the Company granted to Bed Bath & Beyond, Inc. the exclusive right to use and exploit such trademarks in connection with online retail store services, and certain other specified goods and services, in exchange for the payment by Bed Bath & Beyond, Inc. to the Company of an annual royalty fee, and the reimbursement by Bed Bath & Beyond, Inc. to the Company of certain expenses incurred by the Company in connection with the prosecution and maintenance of such trademarks. See the section entitled "Transactions With Related Persons and Conflicts of Interest," included elsewhere in this Annual Report, for additional information regarding the Trademark Assignment Agreement and the Trademark License Agreement.

The Company intends to engage periodically in offerings of its Series A Preferred Stock (the "**Securities**") under Regulation CF. The Offering is the first such offering by the Company. Through these offerings, the Company intends to build communities of investors who will become social cheerleaders for, and loyal customers of, the buybuy BABY brand.

Intellectual Property

As of the date of this Annual Report, the Company holds four U.S. trademark registrations and six international trademark registrations related to the buybuy BABY brand.

Upon request from Bed Bath & Beyond, Inc., the Company has agreed to apply to register additional buybuy BABY-formative trademarks in the USPTO or other applicable trademark offices or registries, and license those trademarks back to Bed Bath & Beyond, Inc. pursuant to the terms of the Trademark License Agreement. See the section entitled "Transactions With Related Persons and Conflicts of Interest" included elsewhere in this Annual Report.

Litigation

As of the date hereof, the Company is not subject to any current litigation or threatened litigation.

Employees

As of the date hereof, the Company does not have any full-time employees.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.

In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Prospective investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

Damage to the buybuy BABY brand and reputation would materially and adversely impact the Company's business, financial condition and results of operations.

The Company's ability to generate revenue is entirely dependent upon the reputation and quality of the buybuy BABY brand. Any incident that erodes consumer loyalty for this brand could significantly reduce its value and the value of the related trademarks and damage the Company's business. The brand may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to the Company's interests or may be inaccurate, each of which may harm the buybuy BABY brand and the Company's financial results, business and prospects. The harm may be immediate and may disseminate rapidly and broadly, without affording an opportunity for redress or correction. Because the Company is entirely dependent upon the buybuy BABY brand and trademarks, the Company is subject to these risks to a greater degree than other companies with more diversified assets and operations.

We may be unable to obtain and maintain trademark protection for our marks.

Because the Company's primary assets consist of trademarks related to the buybuy BABY brand, the Company's success depends to a significant degree upon the protection of the Company's intellectual property rights with respect to these marks. These trademarks have only been registered in the United States, Brazil, Mexico, Paraguay, and Canada (as applicable). We cannot guarantee that the Company would be able to obtain protection for our trademarks outside the previously mentioned jurisdictions if it were to seek to do so. Furthermore, in the future we may seek to use and register new trademarks in the United States and other jurisdictions, and we cannot assure you that these trademark applications will be approved either. Third parties may also oppose the Company's trademark applications, or otherwise challenge our use of the trademarks. In the event that the Company's trademarks are successfully challenged, Bed Bath & Beyond, Inc. could be forced to rebrand the buybuyBABY.com website, which could materially adversely impact or even eliminate the royalties we receive under the Trademark License Agreement. Further, we cannot assure you that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks. Any claim by another party against Bed Bath & Beyond, Inc. or the Company, or customer confusion related to the Company's trademarks, or our failure to obtain trademark registrations, could have a material adverse effect on the Company's financial results, business and prospects.

Our parent company Bed Bath & *Beyond, Inc. has been in the past subject to claims that it infringed intellectual property rights of third parties, and the Company and* Bed Bath & *Beyond, Inc. may be subjected to additional infringement claims in the future.*

Our parent company, Bed Bath & Beyond, Inc., has been in the past, and the Company and Bed Bath & Beyond, Inc. may be in the future, subject to claims that we have infringed the intellectual property rights of others, by Bed Bath & Beyond, Inc. offering allegedly infringing products on the buybuyBABY.com website or otherwise. We expect to contest claims we consider unfounded rather than settling such claims, even when we expect the costs of contesting the claims could potentially exceed the cost of settlement. Any claims, even those without merit, may result in significant expenditure of our financial and managerial resources and may result in Bed Bath & Beyond, Inc. or us needing to make significant damages or settlement payments. We could be required to cease practicing the third-party intellectual property, requiring Bed Bath & Beyond, Inc. or us to make changes to the operation of our business, or required to obtain licenses from third parties, which could be expensive or unavailable. Any such difficulties could have a material adverse effect on our financial results, business and prospects.

Bed Bath & *Beyond, Inc.'s actions could materially and adversely affect the value of our trademarks.*

Pursuant to the Trademark License Agreement, Bed Bath & Beyond, Inc. is required to use commercially reasonable efforts to maintain the level of quality with respect to all goods and services it provides under our trademarks, consistent with (or better than) the level of quality as of the effective date of the Trademark License Agreement. If Bed Bath & Beyond, Inc. or its sublicensees fail to maintain that level of quality, or if Bed Bath & Beyond, Inc. or its sublicensees take or omit taking actions that could damage the reputation of the buybuy BABY brand, then the goodwill associated with our trademarks and the royalties generated under the Trademark License Agreement could be materially and adversely impacted, resulting in loss of revenues, and having a material adverse effect on our financial results, business and prospects.

The Company may face potential difficulties in obtaining capital.

The Company may have difficulty obtaining necessary capital in the future as a result of, among other factors, changes in revenues, as well as the inherent business risks associated with the Company, the buybuy BABY brand and operations, and present and future market conditions. Additionally, the Company's future sources of revenue may not be sufficient to meet its future capital requirements. As such, the Company may require additional funds to execute the Company's business strategy and conduct its operations, which may not be available on acceptable terms or at all. The unavailability of adequate funds could have a material adverse effect on the Company's financial results, business and prospects. In such case, the Company may not be able to pay dividends on the Securities, its continued operations will be in jeopardy, and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an investor to lose all or a portion of their investment.

Risks Related to the Company's Relationship with Bed Bath & Beyond, Inc.

The interests of Bed Bath & Beyond, Inc. and its stockholders may differ from your interests.

The Company was formed as a wholly owned subsidiary of Bed Bath &Beyond, Inc., a public company, and Bed Bath &Beyond, Inc. continues to own 100% of the Company's outstanding common stock, representing 100% of the voting power of the Company's securities. As a result, Bed Bath & Beyond, Inc. has the ability to control various aspects of the Company's business through its ability to elect and remove directors and its controlling voting rights on corporate actions that require stockholder approval. Accordingly, Bed Bath & Beyond, Inc. will be able to control, among other things, determinations with respect to the Company's business direction and policies; determinations with respect to corporate transactions (such as mergers, business combinations or dispositions of assets); financing and dividend policies; and changes or other determinations with respect to the Trademark License Agreement, the Master Services Agreement (as defined under "Transactions With Related Persons and Conflicts of Interest") and any other agreements the Company may enter into with Bed Bath & Beyond, Inc. in the future. The interests of Bed Bath & Beyond, Inc.'s stockholders may differ from or conflict with the interests of the Company and/or from your interests as a holder of the Securities. In such event, Bed Bath & Beyond, Inc. can be expected to act in the interests of its stockholders over the interests of the Company and/or your interests as a holder of the Securities.

The Company's directors and officers may have actual or potential conflicts of interest because of their ownership of equity interests in Bed Bath & Beyond, Inc. In addition, all of the Company's directors and officers are officers of Bed Bath &Beyond, Inc., which may create conflicts of interest or the appearance thereof.

Because of their positions with Bed Bath & Beyond, Inc., all of the Company's directors and officers own equity interests in Bed Bath & Beyond, Inc. Continuing ownership of shares of Bed Bath & Beyond, Inc.'s common stock and equity awards could create, or appear to create, actual or potential conflicts of interest if the Company and Beyond, Inc. face decisions that could have implications for both companies. In addition, all of the Company's directors and officers are officers of Bed Bath & Beyond, Inc., which could also create, or appear to create, actual or potential conflicts of interest if the Company and Bed Bath & Beyond, Inc. face decisions that could have implications for both companies, and in connection with the allocation of such directors' and officers' time between the Company and Bed Bath & Beyond, Inc. These actual or potential conflicts of interest could arise, for example, over matters such as the desirability of changes in the Company's business and operations, funding and capital matters, regulatory matters, matters arising with respect to the Trademark License Agreement, the Master Services Agreement and any other agreements that the Company may enter into with Bed Bath & Beyond, Inc. in the future.

Risks Related to the Securities

An investment in the Securities could result in a loss of your entire investment.

An investment in the Securities involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The Securities have no protective provisions.

The Securities have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a stockholder of the Company, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control of the Company, the Securities do not provide you with any protection. In addition, there are no provisions attached to the Securities that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

Investors in the Securities do not have voting rights.

Investors in the Securities do not have the right to vote upon matters of the Company. Investors will not be able to vote upon any matters of the Company except as may be specifically required by Delaware law.

Investors may be adversely affected upon the issuance of a new series of preferred stock ranking equally with the Securities.

The terms of the Securities do not restrict the Company's ability to offer additional shares of Series A Preferred Stock or a new series of preferred stock that ranks equally with the Series A Preferred Stock as to dividend payments or liquidation preference in the future. The Company has no obligation to consider the specific interests of the holders of Series A Preferred Stock in connection with any such offering or transaction.

The Company may be unable to, or may choose not to, pay dividends on the Securities at planned rates or at all.

Any future payments of cash dividends, and the amount of any cash dividends the Company pays, on the Securities will depend on, among other things, the Company's financial condition, results of operation, access to capital and capital requirements, as well as any other factors that the Company's board of directors may consider relevant. If the Company fails to declare or pay scheduled dividends on the Securities, it would likely have a material adverse impact on the market price of the Securities. In addition, as more fully described elsewhere in the Offering Statement under "Capitalization and Ownership—Dividends," the annual dividend per share provided for in the Company's Amended and Restated Certificate of Incorporation is based on the annual Royalty Fee paid by Bed Bath & Beyond, Inc. to the Company pursuant to the Trademark License Agreement which, in turn, is based on a percentage of Bed Bath & Beyond, Inc.'s buybuyBABY.com Net Sales. Bed Bath & Beyond, Inc.'s buybuyBABY.com Net Sales, as well as its ability to pay the Royalty Fee, could be adversely affected by a variety of different factors, all of which are outside the Company's control. There can be no guarantee that Bed Bath & Beyond, Inc. will generate net sales in amounts similar to historical amounts or at all, or that it will have sufficient cash or otherwise be able to pay the Royalty Fee under the Trademark License Agreement in the amount or timeframe required thereunder. If Bed Bath & Beyond, Inc. does not pay the Royalty Fee to the Company within the timeframe required under the Trademark License Agreement, the Company may be unable to declare and pay an annual dividend on the Securities by the date specified in the Company's Amended and Restated Certificate of Incorporation.

Any debt or other financing agreements that the Company may enter into in the future may contain provisions that restrict or prohibit the Company's ability to pay cash dividends on its capital stock, including the Securities. If at any time the Company's debt or other financing agreements prohibit the payment of cash dividends on the Securities, the Company will be unable to pay such dividends unless it can refinance amounts outstanding under those financing agreements or obtain an amendment or waiver of the applicable restrictions (none of which the Company would be obligated to attempt to do, nor can there be any assurance that the Company would be successful in doing so).

In addition, under applicable Delaware law, dividends on shares of the Company's capital stock may only be declared or paid out of our statutory "surplus" (which is defined as the amount equal to total assets minus total liabilities, in each case at fair market value, minus statutory capital), or if there is no such surplus, out of net profits for the then current and/or immediately preceding fiscal year. Further, even if we are permitted under our contractual obligations and Delaware law to declare and pay cash dividends on the Securities, we cannot guarantee that we will have sufficient cash to do so.

The Securities will rank junior to all of the Company's liabilities.

In the event of a bankruptcy, dissolution or winding up, the Company's assets will be available to pay obligations on the Securities only after all of the Company's liabilities have been paid. In such event, there may not be sufficient assets remaining, after paying our liabilities, to pay amounts due on any or all of the Securities then outstanding.

Investors in the Securities will not be entitled to any inspection or information rights other than those required by law.

Investors in the Securities do not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to investors. This lack of information could put investors at a disadvantage in general and with respect to other security holders, including any security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Securities will be subject to dilution. The Company may issue additional equity securities (or other securities convertible into or exercisable or exchangeable for equity securities) in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce your control and economic interest in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseeable at the time of the Offering. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to its existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

You must own the Securities through a tZERO Digital brokerage account.

A condition to owning the Securities is that the Securities are delivered to your brokerage account with tZERO Digital and custodied at tZERO Digital. Investors are prohibited from using a different broker, bank or nominee to custody the Securities, they may prefer for economic or other reasons. In addition, in the event tZERO Digital suffers some form of adverse event, such as a security breach, financial shortfalls or changes in its business operations, investors may be adversely affected as a result of being unable to utilize a different custodian.

The Securities may be traded on tZERO Securities' ATS, which may have an unfavorable impact on the price and liquidity of the Securities, and the technology tZERO Securities' ATS relies on it for its operations may not function properly.

Following all applicable regulatory lock up or holding periods, we may make the Securities available for secondary trading on tZERO Securities' ATS, subject to tZERO Securities, LLC's customary due diligence. Even if the Securities do become available for trading on tZERO Securities' ATS, an active trading market for the Securities may never develop or if one develops, it may not be sustained.

tZERO Securities' ATS is a significantly more limited trading system than the national securities exchanges such as the New York Stock Exchange or the Nasdaq stock exchange, and there are lower financial and qualitative standards that a company must meet to have its securities quoted on tZERO Securities' ATS. Securities traded on tZERO Securities' ATS are usually thinly traded, highly volatile, and not followed by analysts. The quotation and trading of the Securities on tZERO Securities' ATS may result in a less liquid market and contribute to volatility. This volatility could depress the market price of the Securities for reasons unrelated to our operating performance. Due to lower trading volumes, there may be a lower likelihood of your orders on tZERO Securities' ATS being executed or filled.

Further, the technology on which tZERO Securities' ATS relies may not function properly because of internal problems or as a result of cyber-attacks or external security breaches. Any such malfunction may adversely affect the ability of our investors to execute trades of the Securities on tZERO Securities' ATS. Moreover, since trading on tZERO Securities' ATS has been limited, its order matching system may not function properly in cases of increased trading volume. If the technology used by tZERO Securities' ATS does not work as anticipated, trading of the Securities could be limited or even suspended.

There is no guarantee of a return on an investor's investment.

There is no assurance that an investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each investor in the Securities should read this Form C-AR and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

The Company may change any supplemental benefits available to investors at any time and without notice.

As described in the Offering Statement under "Capitalization and Ownership—Supplemental Benefits Available to Investors," the Company intends to make certain benefits available to investors in the future for so long as they hold the Securities. The benefits the Company currently intends to offer to Securities holders are described in the Offering Statement, and the Company may make other benefits available to Securities holders in the future (though there can be no guarantee that it will do so). The Company reserves the right to change its plans regarding the benefits it intends to offer, eliminate any benefits after their introduction and/or change the terms thereof. The Company may take such actions at any time, in its sole discretion, without prior notice to Securities holders. As a result, investors should not rely on the existence of any one or more of the benefits described herein, or the possibility that any benefits may be introduced in the future, when deciding whether to invest in the Securities. Similarly, any investor contemplating a sale or other transfer of their Securities should be aware that their eligibility to receive any benefits existing at that time or that may subsequently be introduced will be transferred to the transferee of the Securities and the investor will no longer be eligible for such benefits.

The Securities have been issued as digital asset securities, which are associated with unique risks, including fraud, manipulation, theft or loss.

Ownership of the Securities will be evidenced by a unique identifier often referred to as a "wallet address." A wallet address is controlled by a tool called a "wallet." A wallet is not a storage container which will hold the Securities. Rather, a wallet is a tool used to: (a) create holder addresses on the distributed ledger (blockchain); and (b) create "keys" which control a wallet address. The blockchain record of ownership will be the controlling shareholder register of record holders of the Security. All shares of the Securities will be issued into a custodial wallet address of tZERO Digital, which will be the sole record holder of the Company. tZERO Digital will allocate shares to its customers and beneficial owners of the Security. Transfers to record holder personal wallet addresses will not be permitted as all ownership of the Securities must be through a tZERO Digital brokerage account. Therefore, all shares of the Security will be held in a custodial wallet of tZERO Digital, control by tZERO Digital.

Each wallet address is controlled by a pair of keys: a public key and private key. The private key is used to approve transactions, whereas the public key is used to verify the signatures of these transactions. A public key cannot be tampered with or used without access to its associated private key. tZERO Digital has processes and procedures in place to safeguard its private keys. However, subject to your rights and remedies under applicable law, rule or regulation, tZERO Digital's private keys may result in the loss of your shares of the Securities. If tZERO Digital is victimized by fraud, theft or manipulation, tZERO Digital could lose a "private key" necessary to transfer your shares of the Security, or a bad actor could cause your Securities to be transferred to an unintended wallet address, which may result in the complete loss of your Securities.

In addition, there are risks associated with malicious activity of actors seeking to take advantage of potential vulnerabilities that may be associated with distributed ledger technology and its associated networks. Since there is no central body overseeing the development of the Ethereum network, the functioning of the Securities' shareholder register, as well as further improvements of such functioning, relies on the collaboration and consensus of various stakeholders, among others, and developers enhancing the opensource software related to the digital asset network facilitating the processing of transactions. Any disagreement among stakeholders may result in a Fork. "Fork" means: (i) that a network has been changed in a way that makes it incompatible with the unchanged version of the network; (ii) the changes have been widely accepted by users of the network; and (iii) that the two resulting networks have not been merged together. In most cases, immediately following a Fork, the updated network has a duplicate of each asset that was on the original network, and the owners of such assets and their historical transaction history is copied onto the updated network as well. However, in less typical cases, a Fork may be conducted to remove "malicious" transactions, and in such cases, the updated network may not have a full transaction history. In the event of a Fork, the Company will work to select the network version it will continue to utilize for the Securities register, burn all duplicate versions of the Securities created as a result of the Fork and notify you of the actions it is determined to take.

Various other tactics have been developed to steal digital assets or disrupt digital asset networks. For example, a "51% attack" is where an adversary may take control over a digital asset network by providing 51% of the computer power in the digital asset network or "denial of service attack" where an adversary attempts to make digital asset network resources unavailable by overwhelming it with service requests. This may result in significant waiting periods, network congestion and delays, while the Securities' value may fluctuate significantly, or which may otherwise result in loss or damages. In the event of a 51% attack on the Ethereum network, the Company and/or tZERO Digital will notify you of such 51% attack as soon as practicable and also work to notify you of its impact on the Securities (if any).

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

CAPITALIZATION AND OWNERSHIP

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Amended and Restated Certificate of Incorporation and to the applicable provisions of Delaware law.

The total number of shares that the Company is authorized to issue is 3,005,000 shares, par value $0.01 per share, of which (i) 5,000 shares are designated as Common Stock (the Common Stock"), and (ii) 3,000,000 shares are designated as Series A Preferred Stock (the "Series A Preferred Stock"). The Series A Preferred Stock are non-voting.

As of the date of this Form C-AR, 5,000 shares of Common Stock are issued and outstanding, and 74,485 shares of Series A Preferred Stock are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	5,000 shares
Par Value Per Share	$0.01
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Type	Series A Preferred Stock
Amount Outstanding	74,485 shares
Par Value Per Share	$0.01
Voting Rights	None
Anti-Dilution Rights	None

Dividends

The holders of shares of Series A Preferred Stock are entitled to receive, out of any funds and assets legally available therefor, an annual dividend equal to the Dividend Amount (as defined below) (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock) for each such share of Preferred Stock. The "Dividend Amount" is defined as the Royalty Fee paid by Bed Bath & Beyond, Inc. to the Company in respect of the preceding Royalty Period pursuant to the Trademark License Agreement, *divided by* the number of shares of Series A Preferred Stock issued and outstanding as of the record date fixed by the Company's board of directors for determining the holders of Series A Preferred Stock entitled to receive such dividend. The "Royalty Fee" is defined in the Trademark License Agreement as 1% of buybuyBABY.com Net Sales (as defined below) *multiplied by* a fraction, the numerator of which is the number of shares of Series A Preferred Stock outstanding as of the date on which Bed Bath & Beyond, Inc.'s independent auditor delivers its audit report for the applicable royalty period (the "Audit Release Date"), and the denominator of which is the number of shares of Series A Preferred Stock authorized as of such date. The "Royalty Period" is defined in the Trademark License Agreement as each calendar year during the term of the Trademark License Agreement, provided that the initial Royalty Period will begin on the effective date of the Trademark License Agreement and run through December 31 of that year, and the final Royalty Period will begin on January 1 and run through the date the Trademark License Agreement is terminated. "buybuyBABY.com Net Sales" are defined as the net sales (as determined under generally accepted accounting principles, applied on a consistent basis) of Bed Bath & Beyond, Inc. and its affiliates of products and services in the United States on the buybuyBABY.com website (defined to include both www.buybuyBABY.com and https://buybuybaby.bedbathandbeyond.com/), which for the avoidance of doubt shall include sales of warranty policies, insurance and other similar products and services, and shall exclude (a) refunds for returns (or destruction in place), (b) discounts, promotions and markdowns, and (c) sales or service taxes. "buybuyBABY.com Net Sales" also includes insurance proceeds received by Bed Bath & Beyond, Inc. in respect of products and services sold through the buybuyBABY.com website, but only to the extent that such insurance proceeds paid with respect to any such products exceed Bed Bath & Beyond, Inc.'s cost incurred for such products and services.

For example, if buybuyBABY.com Net Sales during a particular Royalty Period were $20 million, and 120,000 shares of Series A Preferred Stock were outstanding and 3,000,000 shares of Series A Preferred Stock were authorized, in each case, as of the Audit Release Date, the Royalty Fee payable by Bed Bath & Beyond, Inc. to the Company would be $8,000. Assuming no change in the number of shares of Series A Preferred Stock outstanding between the Audit Release Date and the record date fixed by the Company's board of directors, the dividend per share payable to holders of Series A Preferred Stock as of such record date would be approximately $0.06. The forgoing example is intended for illustrative purposes only, and should not be viewed as an indication of what buybuyBABY.com Net Sales, Royalty Fees or dividends per share will be for any period in the future.

Each annual dividend will be payable in cash on or prior to June 30 of each year (the "Annual Dividend Date"), with the first Annual Dividend Date being June 30, 2026. Any annual dividend will be payable by the Company in accordance with the preceding sentence only if and to the extent declared by the Company's board of directors; *provided*, that the right of investors to receive dividends on shares of Series A Preferred Stock is cumulative, and will accrue on each Annual Dividend Date even if not previously declared by the Company's board of directors. Accumulations of dividends on shares of Series A Preferred Stock will not bear interest.

The Company will not be permitted to declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of the Company's Common Stock payable in Common Stock) unless the holders of the Series A Preferred Stock then outstanding first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to the aggregate amount of annual dividends then accrued on such share of Series A Preferred Stock and not previously paid.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company (a "Liquidation Event"), holders of shares of the Series A Preferred Stock will be entitled to receive, prior and in preference to any distribution of any assets or funds of the Company to holders of the Common Stock an amount per share of Series A Preferred Stock equal to the greater of (i) the amount equal to (x) the entire assets of the Company legally available for distribution, *divided by* (y) the total number of shares of Common Stock and Series A Preferred Stock of the Company then outstanding or (ii) $10.00 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock), plus any annual dividends accrued but unpaid thereon (whether or not declared), together with any other dividends declared but unpaid thereon. If upon a Liquidation Event the assets of the Company lawfully available for distribution to the holders of Series A Preferred Stock are insufficient to permit payment in full to all such holders, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of shares of Series A Preferred Stock ratably and in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. After the payment in full of all liquidation amounts required to be paid to the holders of shares of Series A Preferred Stock, the remaining assets of the Company available for distribution to its stockholders will be distributed among the holders of shares of Common Stock pro rata based on the number of shares of Common Stock held by each such holder.

A "Liquidation Event" does not include the merger or consolidation of the Company with any other company, including a merger in which the holders of Series A Preferred Stock receive cash or property for their shares, a sale of all or substantially all of the assets of the Company, or any other change of control of the Company. In such an event, the holders of shares of Series A Preferred Stock will have no preferential rights connected therewith except to the extent required by applicable law.

Supplemental Benefits Available to Investors

In the future, the Company intends to make certain benefits available to holders of the Securities, such as the opportunity to receive first looks at new products.

The Company may make other benefits available to Securities holders from time to time, change its plans regarding the benefits it intends to offer, and eliminate any existing benefits and/or change the terms thereof. The Company may take such actions at any time in its sole discretion without prior notice to Securities holders. See "Risk Factors—The Company may change any supplemental benefits available to investors at any time and without notice."

The availability of any benefits the Company may introduce in the future will cease if an investor transfers or otherwise ceases to hold Securities, at which time the transferee of the Securities will become entitled to such benefits.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, any capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Voting and Control

The Securities do not have voting rights. Investors are not entitled to vote on any matter or to call for an annual or special stockholders meeting. As a result, investors have no voting or control over any corporate matters of the Company, including additional issuances of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The investors' stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), the grant and exercise of stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before.

Outstanding Debt

As of the date of this Form C-AR, the Company does not have any outstanding debt.

Shareholder Register

The Securities are digital asset securities that are exclusively issued using blockchain technology. The blockchain record of ownership will be the controlling shareholder register of record holders of the Securities. The Securities will be governed by a ERC20F smart contract that will enable the issuer to "mint" or issue shares of the Securities on the Ethereum blockchain. All shares of the Securities will be issued into a custodial wallet address of tZERO Digital, which will be the sole record holder of the Company. tZERO Digital will allocate shares to its customers and beneficial owners of the Security. Transfers to record holder personal wallet addresses will not be permitted as all ownership of the Securities must be through a tZERO Digital brokerage account.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Amount of Securities Issued/Holders	Aggregate Purchase Price	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	5,000 shares issued to Bed Bath & Beyond, Inc.	$1,000	General corporate purposes	May 1, 2025	Section 4(a)(2) of the Securities Act
Series A Preferred Stock	74,485 shares	$395,920	General corporate purposes	August 11, 2025	Regulation CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities as of the date of this Form C-AR, calculated on the basis of voting power, along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Bed Bath & Beyond, Inc.	5,000 shares of Common Stock	100%

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Liquidity and Capital Resources

As of December 31, 2025, the Company did not have any cash or cash equivalents.

The proceeds from the Offering are essential to our operations, without which we would be unable to support ongoing services related to the Securities. We expect to receive licensing revenue pursuant to the Trademark License Agreement (as described below under "—Results of Operations"), which we expect to use to fund future dividends on the Securities if and to the extent declared by the Company's board of directors. We plan to use the proceeds from the Offering as set forth above under the section entitled "*Use of Proceeds*," including the payment of fees and expenses related to the Offering and other operating costs as deemed appropriate by our board of directors. We do not currently have any lines of credit, nor have we required contributions from our parent company Bed Bath & Beyond, Inc.

Results of Operations

The Company was incorporated in September 2023 in order to facilitate the purchase of the corporate name for its parent entity Bed Bath & Beyond, Inc. From September 2023 through April 2025, the Company had no significant financial activity or operations.

In May 2025, the Company entered into the Trademark Assignment Agreement with Bed Bath & Beyond, Inc., pursuant to which the Company acquired certain trademark registrations related to the buybuy BABY brand. As consideration therefor, the Company and Bed Bath & Beyond, Inc. entered into the Trademark License Agreement pursuant to which the Company granted to Bed Bath & Beyond, Inc. the exclusive right to use and exploit such trademarks in connection with online wholesale and retail store services, and certain other specified goods and services, in exchange for the payment by Bed Bath & Beyond, Inc. to the Company of an annual royalty fee, and the reimbursement by Bed Bath & Beyond, Inc. to the Company of certain expenses incurred by the Company in connection with the prosecution and maintenance of such trademarks. The Company expects to use the royalty revenues it receives under the Trademark License Agreement, if any, to fund future dividends on the Securities if and to the extent declared by the Company's board of directors.

In addition, the Company has undertaken to perform certain activities on behalf of Bed Bath & Beyond, Inc. related to the tokenization of assets and the provision of investment management and administrative services in connection with the Securities. In connection therewith, the Company and Bed Bath & Beyond, Inc. have entered into the Master Services Agreement, pursuant to which Bed Bath & Beyond, Inc. has agreed to pay fees to the Company in exchange for such services in an amount to be mutually agreed by the parties. The Company expects the fees it will receive under the Master Services Agreement will be sufficient to cover its quarterly operating expenses.

Capital Expenditures and Other Obligations

The Company has not made any material capital expenditures, nor plans to make any in the near future.

Valuation

Neither the Company nor the Intermediary has ascribed any pre-Offering valuation to the Company. The Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

The annual royalty fee payable by Bed Bath & Beyond, Inc. to the Company pursuant to the Trademark License Agreement is based on a percentage of Bed Bath & Beyond, Inc.'s buybuyBABY.com Net Sales. Bed Bath & Beyond, Inc.'s buybuyBABY.com Net Sales, as well as its ability to pay the applicable royalty fee and make other payments to the Company under the Trademark License Agreement and the Master Services Agreement could be adversely affected by a variety of different factors, all of which are outside the Company's control. There can be no guarantee that Bed Bath & Beyond, Inc. will generate buybuyBABY.com Net Sales in amounts similar to historical amounts or at all, or that it will have sufficient cash or otherwise be able to pay the applicable royalty fee and make such other required payments to the Company. In such cases, the Company may be required to seek additional financing, which may not be available to the Company on acceptable terms or at all.

Please see the financial statements attached as Exhibit B for subsequent events and applicable disclosures.

Material Changes and Other Information

None, except as discussed above.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of its last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the Company in reliance on section 4(a)(6) during the preceding 12-month period, and the counter party is either (i) any director or officer of the Company; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the report is filed, the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; (iii) any promoter of the Company; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons since its inception on April 24, 2025:

(a) In May 2025, the Company entered into the Trademark Assignment Agreement with Bed Bath & Beyond, Inc., the beneficial owner of all outstanding shares of the Company's common stock, pursuant to which Bed Bath & Beyond, Inc. sold, transferred and assigned to the Company its entire right, title and interest in the Assigned Trademarks, which are comprised of certain buybuy BABY-formative trademarks that are registered in the USPTO and other international trademark offices. As consideration for the foregoing, the Company entered into the Trademark License Agreement with Bed Bath & Beyond, Inc. described below.

(b) In May 2025, the Company entered into the Trademark License Agreement with Bed Bath & Beyond, Inc. Pursuant to the Trademark License Agreement, the Company granted to Bed Bath & Beyond, Inc. and its affiliates an exclusive, perpetual, worldwide, irrevocable, royalty-bearing, fully-paid-up right and license to market goods and services and otherwise use, commercialize and exploit the Assigned Trademarks in connection with online retail store services and certain other specified goods and services. In exchange for such license, Bed Bath & Beyond, Inc. agreed to pay to the Company an annual royalty fee. See the section entitled "Capitalization and Ownership—Dividends," included elsewhere in the Offering Statement, for a description of how such royalty fee is calculated. Bed Bath & Beyond, Inc. also agreed to reimburse the Company for certain expenses incurred by it in connection with the prosecution and maintenance of the Assigned Trademarks. In addition, upon request from Bed Bath & Beyond, Inc., the Company has agreed to apply to register additional buybuy BABY-formative trademarks in the USPTO or other applicable trademark offices or registries, and license those trademarks back to Bed Bath & Beyond, Inc. pursuant to the terms of the Trademark License Agreement. As of the date of the Offering Statement, no amounts have been paid by Bed Bath & Beyond, Inc. to the Company under the Trademark License Agreement.

(c) In May 2025, the Company entered into a master services agreement with Bed Bath & Beyond, Inc. (the "**Master Services Agreement**"). Pursuant to the Master Services Agreement, Bed Bath & Beyond, Inc. agreed to pay certain fees to the Company in connection with the Company's provision of tokenization, investment, administrative and other services to Bed Bath & Beyond, Inc. in connection with the Securities. The fees to be charged by the Company for such services will be mutually agreed by the parties. As of the date of the Offering Statement, no amounts have been paid by Bed Bath & Beyond, Inc. to the Company under the Master Services Agreement.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)

April 30, 2026

ZION PEAKS, INC.

Financial Statements (Unaudited)
As of, and for the Period Ended, December 31, 2025

INDEX TO FINANCIAL STATEMENTS

Zion Peaks, Inc.
Balance Sheets (Unaudited)
December 31, 2025

		2025
Assets		
Current assets:		
Cash and cash equivalents	$	350,961
Intercompany receivable, due from Parent		16,471
Total current assets		367,432
Intangible assets		7,100,000
Total assets	$	7,467,432
Liabilities and Stockholders' Equity		
Current liabilities:		
Intercompany payable, due to Parent	$	152,082
Total current liabilities		152,082
Deferred tax liabilities, net		32,329
Total liabilities		184,411
Stockholders' equity:		
Common stock, $0.01 par value, authorized shares - 5,000, issued and outstanding - 5,000		50
Preferred stock, $0.01 par value, authorized shares - 3,000,000, issued and outstanding - 74,485		745
Additional paid-in capital		7,270,592
Retained earnings		11,634
Total stockholders' equity		7,283,021
Total liabilities and stockholders' equity	$	7,467,432

See accompanying notes to unaudited financial statements.

Zion Peaks, Inc.
Statements of Operations (Unaudited)
Period from April 24, 2025 to December 31, 2025

		2025
Net revenue	$	15,471
Operating expenses:		
General and administrative		—
Total operating expenses		—
Income before income taxes		15,471
Provision for income taxes		3,837
Net income	$	11,634

See accompanying notes to unaudited financial statements.


Zion Peaks, Inc.
Statements of Changes in Stockholders' Equity (Unaudited)
Period from April 24, 2025 to December 31, 2025


		2025
Shares of common stock issued and outstanding		
Balance at beginning of period		—
Common stock issued		5,000
Balance at end of year		5,000
Common stock		
Balance at beginning of period	$	—
Common stock issued		50
Balance at end of year	$	50
Shares of preferred stock issued and outstanding		
Balance at beginning of period		—
Preferred stock issued		74,485
Balance at end of year		74,485
Preferred stock		
Balance at beginning of period	$	—
Preferred stock issued		745
Balance at end of year	$	745
Additional paid-in capital		
Balance at beginning of period	$	—
Common stock issued		950
Preferred stock issued		198,134
Capital contribution		7,100,000
Income taxes settled through equity		(28,492)
Balance at end of year	$	7,270,592
Retained earnings		
Balance at beginning of period	$	—
Net income		11,634
Balance at end of year	$	11,634
Total stockholders' equity	$	7,283,021


See accompanying notes to unaudited financial statements.


Zion Peaks, Inc.
Statements of Cash Flows (Unaudited)
Period from April 24, 2025 to December 31, 2025

	2025
Cash flows from operating activities:	
Net income	$ 11,634
Adjustments to reconcile net income to net cash (used in) provided by operating activities:	
Non-cash income tax expense	3,837
Changes in operating assets and liabilities:	
Intercompany receivable, due from Parent	(15,471)
Net cash (used in) provided by operating activities	—
Cash flows from investing activities:	
Net cash provided by (used in) investing activities	—
Cash flows from financing activities:	
Proceeds from token offering, net of offering costs	350,961
Net cash provided by (used in) financing activities	350,961
Net increase in cash, cash equivalents, and restricted cash	350,961
Cash and cash equivalents, beginning of year	—
Cash and cash equivalents, end of year	$ 350,961

See accompanying notes to unaudited financial statements.

Zion Peaks, Inc.
Notes to Financial Statements

1. NATURE OF OPERATIONS

Zion Peaks, Inc. was incorporated on April 24, 2025, as a Delaware Corporation. The financial statements of Zion Peaks, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Murray, Utah.

Zion Peaks was created to own the buybuy BABY brand and to market, license and or advertise the brand for broader awareness on behalf of its parent entity, Bed Bath & Beyond, Inc. (which may be referred to as the "Parent" and f/k/a Beyond, Inc.), who is the sole shareholder and holds 100% of the voting rights associated with the Company. On May 1, 2025, the Company amended and restated its Certificate of Incorporation to add a preferred class of stock designated as Series A Preferred Stock with no voting rights. As part of this new class of preferred shares the company will engage periodically in offerings under Regulation Crowdfunding (Reg CF). Holders of record of preferred shares will be eligible for future dividends, if any, from the licensing revenue that the Company earns from the license of the buybuy BABY intellectual property ("IP") to its parent, Bed Bath & Beyond, Inc. The license agreement between the Company and Bed Bath & Beyond, Inc is effective as of May 1, 2025 and is further described in our related party transactions note.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

We have prepared the accompanying financial statements pursuant to generally accepted accounting principles in the United States ("GAAP"). Preparing financial statements requires us to make estimates and assumptions that affect the amounts that are reported in the financial statements and accompanying disclosures. Although these estimates are based on our best knowledge of current events and actions that we may undertake in the future, our actual results may be different from our estimates. The results of operations presented herein are not necessarily indicative of our results for any future period.

Use of estimates

The preparation of financial statements in conformity with GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in our financial statements and accompanying notes. Although these estimates are based on our best knowledge of current events and actions that we may undertake in the future, our accounting of these estimates may change from period to period. To the extent there are differences between these estimates and actual results, our financial statements may be materially affected.

Cash and cash equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2025, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Revenue recognition

Revenue is recognized when, or as, control of a promised product or service transfers to a customer, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring those products or services. Revenue excludes taxes that have been assessed by governmental authorities and that are directly imposed on revenue-producing transactions between the Company and its customers, including sales and use taxes. Revenue recognition is evaluated through the following five-step process:

1) identification of the contract with a customer;
2) identification of the performance obligations in the contract;
3) determination of the transaction price;
4) allocation of the transaction price to the performance obligations in the contract; and
5) recognition of revenue when or as a performance obligation is satisfied.

The Company derives revenue in the form of royalties from the Exclusive Trademark License Agreement (discussed in Note 5 below). Revenue is recognized as the underlying sales occur, based on reports provided by the Parent. These amounts are recognized in the period in which the sales occur.

Income taxes

Income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We recognize deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In evaluating our ability to recover our deferred tax assets within the jurisdiction from which they arise, we consider all available positive and negative evidence, including projected future taxable income, scheduled reversals of our deferred tax liabilities, tax planning strategies, and results of recent operations. Our projections of future taxable income are subject to changes in how we do business, economic outlook, political climate, and other conditions such as supply chain challenges, inflation, rising interest rates, geopolitical events, and other macroeconomic conditions, and judgment is required in determining our ability to use our deferred tax assets.

We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. We recognize interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying income statements. Accrued interest and penalties are included within the related tax liability line in our balance sheets.

We file consolidated federal and combined state income tax returns with Bed Bath & Beyond, Inc. There is currently no tax sharing agreement in place to govern the distribution of cash payments and receipts between the group members. Our tax provision is allocated by applying the requirements of ASC 740 as if each group member were filing a separate tax return.

3. INTANGIBLE ASSETS

On May 1, 2025, we entered into a Trademark Assignment Agreement ("Assignment Agreement") with Bed Bath & Beyond, Inc. Under the terms of the Assignment Agreement, we desired to acquire from Bed Bath & Beyond all of Bed Bath & Beyond's rights, title and interest in certain buybuy BABY Trademarks and Bed Bath & Beyond was willing to convey all of its rights, title and interest in the buybuy BABY Trademarks. The buybuy BABY Trademarks were sold, assigned and transferred in consideration of the license agreement granted back to Bed Bath & Beyond, Inc. pursuant to the Trademark License

Agreement, as described below. The Assignment Agreement was accounted for at historical cost of $7.1M as a Common Control Transaction in accordance with ASC 805-50.

4. STOCKHOLDERS' EQUITY

Common Stock

Each share of common stock has the right to one vote. The holders of common stock are also entitled to receive dividends declared by the Board of Directors out of funds legally available, subject to prior rights of holders of all classes of stock outstanding having priority rights as to dividends. The Company is authorized to issue 5,000 shares of common stock at $0.01 par value.

On May 2, 2025, the board of directors gave consent to ratify the certificate of incorporation, adopt the bylaws of the company, fix the number of directors, elect the initial officers and issue stock. With this consent the board issued the 5,000 shares of common stock to Bed Bath & Beyond, Inc. in exchange for $1,000. As of December 31, 2025, 5,000 shares have been issued and were outstanding.

Preferred Stock

On May 1, 2025, the Company amended and restated its Certificate of Incorporation to authorize 3,000,000 shares of a preferred stock ("Series A Preferred Stock") with a par value of $0.01 per share, that will be used periodically in offerings under Regulation Crowdfunding (Reg CF). The shares of Series A Preferred Stock have no voting rights. The Series A Preferred Stock allows for an annual dividend that is derived from the Company's licensing of IP to Bed Bath & Beyond, Inc. The board will convene annually to announce the dividend and subsequent payment, if any. Holders of record at the time the board declares the dividend will be entitled to payment, which will happen no later than June 30th of each year.

As of December 31, 2025, 74,485 shares of Series A Preferred Stock have been issued and were outstanding.

Token Offering

In May 2025, the Company launched a crowdfunding offering (the "Token Offering") of the right to acquire a tokenized digital security linked to the IP and eligible for future dividends, if any, from the licensing revenue that the Company earns from the IP. The Token Offering closed on August 11, 2025 and the Company issued the tokenized digital security in the form of Series A Preferred Stock. During the year ended December 31, 2025, cumulative proceeds from the Token Offering totaled $396,000, net of $197,000 of offering costs associated with the Token Offering that are classified as a reduction in proceeds in additional paid-in capital on the balance sheet.

5. RELATED PARTY TRANSACTIONS

In May 2025, the Company entered into several related party transactions with its parent, Bed Bath & Beyond, Inc. as detailed below:

Exclusive Trademark License Agreement

On May 1, 2025, we entered into an Exclusive Trademark License Agreement ("License Agreement") and a Brand Royalty Fee Agreement ("Brand Agreement") with Bed Bath & Beyond, Inc. These agreements are collectively referred to as "Royalty Agreements". The Royalty Agreements are based on U.S. Net Revenue that Bed Bath & Beyond, Inc. generates from its operation of the buybuy BABY website. The Royalty Agreements may be terminated upon written agreement of Bed Bath & Beyond, Inc. and us. The Royalty Agreements are accounted for in accordance with ASC 606-10-55-65. The Royalty Fee is calculated as 1% of buybuy BABY Net Sales. Payment of the royalty will be paid to the Company no later than 2 months after the completion of Bed Bath & Beyond, Inc.'s independent audit. For the period from April 24, 2025 to December 31, 2025, trademark royalties under the Royalty Agreements totaled $15,471.

Master Services Agreement

On May 1, 2025, we entered into a Master Services Agreement ("Service Agreement") with Bed Bath & Beyond, Inc. Under the terms of the Service Agreement, we will provide tokenization, investment, and administrative services. Under the Service Agreement the Company will agree as to the fees charged by us to Bed Bath & Beyond, Inc. Quarterly payments will be made to us to cover our annual operating expenses.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. GOING CONCERN

The Company exists as a wholly owned subsidiary of Bed Bath & Beyond, Inc., which is publicly traded under the ticker "BBBY" on the NYSE. As a wholly owned subsidiary that engages in activities on behalf of its parent and receives compensation in turn. As a result, the Company is reliant on its Parent's ability to sustain operations and the financial statements have been prepared on a going concern basis.

8. INCOME TAXES

For financial reporting purposes, income before income taxes includes the following components:

		Year Ended December 31, 2025
United States income	$	15,471
Foreign income		—
Total income before income taxes	$	15,471

The provision for income taxes for 2025 and 2024 consists of the following (in thousands):

		Year ended December 31, 2025
Current:		
Federal	$	—
State and local		100
Foreign		—
Total current		100
Deferred:		
Federal		3,249
State and local		488
Foreign		—
Total deferred		3,737
Total income taxes:		
Federal		3,249
State and local		588
Foreign		—
Total provision for income taxes	$	3,837

The provision for income taxes for 2025 differ from the amounts computed by applying the U.S. federal income tax rate of 21% to loss before income taxes for the following reasons:

		Year ended December 31, 2025	
		Amount	Percent
U.S. federal income tax benefit at statutory rate	$	3,249	21.00 %
State income tax expense, net of federal benefit (1)		588	3.80
Effective income tax rate	$	3,837	24.80 %

_____

(1) State taxes in California, New York, and Utah make up a majority (greater than 50 percent) of the tax effect in this category for the current year.

There were no cash income taxes paid or refunds received for 2025. The components of our deferred tax assets and liabilities as of December 31, 2025 are as follows:

	Year ended December 31, 2025
Deferred tax assets:	
Net operating loss carryforwards	$ 72,506
Total deferred tax assets	72,506
Deferred tax liabilities:	
Intangible assets	(104,835)
Total deferred tax liabilities	(104,835)
Total deferred tax assets (liabilities), net	$ (32,329)

At December 31, 2025, we have federal net operating loss carryforwards with no expiration date of approximately $300.1 thousand; the utilization of these net operating loss carryforwards is limited to 80% of taxable income in any given year. We have state net operating loss carryforwards with no expiration date of approximately $25.1 thousand; the utilization of these net operating loss carryforwards is limited to 80% of taxable income in the state in any given year. We have state net operating loss carryforwards of approximately $137.4 thousand that expire between 2035 and 2045. Ownership changes under Internal Revenue Code Section 382 could limit the amount of net operating losses that can be used in the future.

Each quarter we assess on a jurisdictional basis whether it is more likely than not that our deferred tax assets will be realized under ASC Topic 740. We have no carryback ability, and therefore we must rely on future taxable income, including tax planning strategies and future reversals of taxable temporary differences, to recover our deferred tax assets. We assess available positive and negative evidence to estimate whether we will generate sufficient future taxable income to use our existing deferred tax assets. A significant piece of objective positive evidence evaluated as of December 31, 2025, is our cumulative income position over a three-year period and the expected future reversals of our current taxable temporary differences. We will continue to monitor the need for a valuation allowance against our deferred tax assets.

We are subject to taxation in the United States and various state jurisdictions. Tax years beginning in 2025 are subject to examination by taxing authorities, although net operating losses are subject to examinations and adjustments for at least three years following the year in which the attributes are used. We file consolidated federal and combined state income tax returns with Bed Bath & Beyond, Inc. There is currently no tax sharing agreement in place to govern the distribution of cash payments and receipts between the group members. Our tax provision is allocated by applying the requirements of ASC 740 as if each group member were filing a separate tax return.

/s/ Leah Putnam
(Signature)

Leah Putnam
(Name)

President (Principal Executive, Financial and Accounting Officer) and Director
(Title)

April 30, 2026
(Date)